CLECO POWER LLC
2030 Donahue Ferry Road
Pineville, Louisiana  71360

August 29, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Withdrawal of Post-Effective Amendment to Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Cleco Power LLC, a Louisiana limited liability company (the “Company”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 to Form S-3 Registration Statement (Accession No. 0001089819-11-000053; File No. 333-176453), together with all exhibits thereto, which was filed with the Commission on August 24, 2011 (the “Amendment”).

The Amendment was filed inadvertently by the Company using the submission type S-3ASR rather than POSASR.  No securities have been sold pursuant to the Amendment.  Accordingly, the Company hereby requests the immediate withdrawal of the Amendment and has re-filed the post-effective amendment under the submission type POSASR.

If you have any questions or concerns with regard to the foregoing, please contact Timothy S. Taylor (713) 229-1184 of Baker Botts L.L.P.

                                     Sincerely,

                                     CLECO POWER LLC

                                     By:         /s/ R. Russell Davis______
                                         By:         R. Russell Davis
                                         Title:       Vice President – Investor
                                                     Relations & Chief Accounting Officer

Cc:           Timothy S. Taylor